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EXHIBIT 99-3

Consent of PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2018 of Suncor Energy Inc. of our report dated February 28, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-87604), Form S-8 (No. 333-112234), Form S-8 (No. 333-118648), Form S-8 (No. 333-124415), Form S-8 (No. 333-149532), Form S-8 (No. 333-161021), Form S-8 (No. 333-161029), Form F-10 (No. 333-225338) of Suncor Energy Inc. of our report dated February 28, 2019 referred to above.

We also consent to reference to us under the heading "Interests of Experts," which appears in the Annual Information Form included in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

"PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Calgary, Alberta, Canada
February 28, 2019

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  EXHIBIT 99-3
Consent of PricewaterhouseCoopers LLP